Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276868

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED MAY 13, 2026)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 13, 2026 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-276868), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on May 18, 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 18, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Financial and Operating Results for the three months ended March 31, 2026

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated May 18, 2026, announcing its unaudited financial and operating results for the three months ended March 31, 2026.

Shares Outstanding

As of May 15, 2026, we had 541,088 shares of our common stock (“Common Shares”) outstanding, as well as:

•

4,994,672 Common Shares issuable upon conversion of the 600,000 shares of Series A Convertible Preferred Stock which are convertible into our Common Shares at a conversion price currently equal to $3.0032. The conversion price will be further adjusted to the lowest price of issuance of Common Shares by the Company in any registered offering of Common Shares after the original issuance of Series A Convertible Preferred Shares.

•	23 Common Shares issuable upon the exercise of outstanding Class A Warrants with an exercise price of $220,500.00 per share.

•

53,142 Common Shares issuable upon the exercise of outstanding Class B-1 Warrants with an exercise price of $3.0032 per share, subject to adjustment upon the occurrence of certain events, or pursuant to a zero cash exercise option for no consideration.

•	2,273,919 Common Shares issuable upon the exercise of outstanding Class B-2 Warrants with an exercise price of $3.0032 per share, subject to adjustment upon the occurrence of certain events.

•

12,801 Common Shares issuable upon the exercise of outstanding Class C-1 Warrants with an exercise price of $3.0032 per share, subject to adjustment upon the occurrence of certain events, or pursuant to a zero cash exercise option for no consideration.

•	1,881,040 Common Shares issuable upon the exercise of outstanding Class C-2 Warrants with an exercise price of $3.0032 per share, subject to adjustment upon the occurrence of certain events.

•

186,880 Common Shares issuable upon the exercise of outstanding Class D Warrants with an exercise price of $48.16 per share, subject to adjustment to the exercise price based on the lowest daily VWAP during a five-day adjustment period after each six-month anniversary of the December 12, 2025 original issuance date of such warrants (subject to a floor price equal to 20% of the Nasdaq Minimum Price on the applicable six-month anniversary).

•	41 Common Shares issuable upon the exercise of outstanding Class E Warrants with an exercise price of $0.0014 per share.

See “Item 10. Additional Information — A. Share Capital—Series A Convertible Preferred Shares” and “Item 10. Additional Information — A. Share Capital—Warrants” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on April 22, 2026.

EXHIBIT INDEX

99.1	Press Release dated May 18, 2026

*****

Neither C3is Inc.’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary financial results for the three and twelve months ended December 31, 2025 and 2024, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary financial results.

This report on Form 6-K, including exhibit 99.1 hereto other than the headline of the press release and the section entitled “CEO Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports robust financial and operating results for the first quarter of 2026, with a 358% increase in Adjusted Net Income

Athens, Greece, May 18, 2026 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing tanker and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the first quarter ended March 31, 2026.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are employed on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $115,000 per day.

•

The Company has also entered into agreements to acquire two product tankers for an aggregate consideration of $39.8 million. One of these tankers was delivered in April 2026, while the second is expected to be delivered in the third quarter of 2026. These acquisitions increase the Company’s exposure to the product tanker market, where current voyage charter rates for MR product tankers are approximately $36,000 per day.

•

For the three months ended March 31, 2026, the Company generated revenues of $11.6 million, corresponding to a daily TCE I of $32,173, as compared to revenues of $8.7 million for the same period in 2025, representing a daily TCE of $16,202.

•	For the first quarter of 2026, daily TCE increased by 98.6% as compared to the same period in 2025.

•

EBITDA[i] of $4.6 million, Net Income of $3.2 million, and Loss per share, Basic, of $(1.33) for the three months ended March 31, 2026, affected by two non-cash items of a $2.3 million loss on warrants and a $3.5 million deemed dividend on the Series A Perpetual Convertible Preferred Shares, both reflecting accounting revaluations of these securities.

•	All of our vessels are unencumbered.

•	Adjusted EBITDA[i] of $6.9 million for the three months ended March 31, 2026, an increase of 130% compared to $3.0 million for the three months ended March 31, 2025.

•	Adjusted net Income[i] of $5.5 million for the three months ended March 31, 2026, an increase of 358% compared to $1.2 million for the three months ended March 31, 2025.

•	Cash balance, including time deposits, of $27.3 million at the end of the first quarter of 2026, compared to $14.9 million at year-end 2025, representing an increase of 82%.

•

In February 2026, the Company entered into an “At The Market” sales agreement with Aegis Capital Corporation, covering the registration of common shares with an aggregate amount of up to $98,000,000. During the first quarter of 2026, the Company sold 156,619 shares of common stock – adjusted for the Reverse Stock Split of 1:7 in April 2026 - for total gross proceeds of $1.6 million.

•	The Company effected a 1:20 Reverse Stock Split in January 2026 and a second 1:7 Reverse Stock Split in April 2026 to satisfy the minimum price bid requirement for maintaining listing on Nasdaq.

[i]

TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

First Quarter 2026 Results:

•

Voyage revenues for the three months ended March 31, 2026 amounted to $11.6 million, representing an increase of $2.9 million, or 34%, compared to revenues of $8.7 million for the three months ended March 31, 2025, primarily due to higher charter rates. Total calendar days for our fleet were 360 days for both the three months ended March 31, 2026 and 2025. Of the total calendar days in the first quarter of 2026, 225, or 62.5%, were time charter days, as compared to 247 or 68.6% for the same period in 2025. Our fleet utilization was 89.4% and 100.0% for the periods of three months ended March 31, 2026 and 2025, respectively. Fleet operational utilization was 85.0% and 91.7% for the three months ended March 31, 2026 and 2025, respectively. The decrease was mainly attributable to the engine repairs on board our handysize carrier, the Eco Angelbay.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2026 were $1.2 million and $2.5 million respectively, compared to $2.8 million and $2.2 million for the same period in 2025. The decrease in voyage expenses was mainly driven by lower bunker costs and port expenses, which declined by 69% and 63% respectively, primarily due to greater fleet employment under time charter arrangements. Specifically, voyage expenses for the three months ended March 31, 2026 included bunker costs of $0.5 million and port expenses of $0.3 million, representing 41.7% and 25.0% of total voyage expenses, primarily due to our Aframax tanker, the Afrapearl II, operating in the spot market. Operating expenses for the three months ended March 31, 2026 mainly included crew expenses of $1.2 million, corresponding to 48.0% of total operating expenses, spares and consumable costs of $0.6 million, corresponding to 24.0% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing maintenance and repairs on the vessels, corresponding to 12.0% of total vessel operating expenses.

•	Depreciation for the three months ended March 31, 2026 and 2025 was $1.6 million for each period.

•	Management fees for the three months ended March 31, 2026 and 2025 were $0.16 million for each period.

•

General and Administrative costs for the three months ended March 31, 2026 and 2025 were $0.8 million and $0.7 million, respectively. The $0.1 million increase is primarily due to higher professional fees.

•

Interest and finance costs for the three months ended March 31, 2026 and 2025 were $0.002 million and $0.3 million respectively. In 2025, interest expense included accrued interest related to $14.6 million payable to a related party, representing 90% of the acquisition price of the Eco Spitfire, which was fully repaid in April 2025. For accounting purposes, the outstanding purchase price balance payable on the new vessel acquisition was allocated to principal and imputed interest, even though no interest was contractually charged by the sellers. The total amount paid was consistent with the originally agreed purchase price of the vessel.

•

Interest income for the three months ended March 31, 2026 and 2025 was $0.2 million and $0.1 million, respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Loss on warrants for the three months ended March 31, 2026 was $2.3 million compared to a gain on warrants of $6.9 million for the three months ended March 31, 2025. The change reflects the net fair value movements in our Class B-1, B-2, C-1 and C-2 warrants, which are classified as liabilities.

•

Net Income of $3.2 million and related Loss per share, basic, of ($1.33) for the three months ended March 31, 2026, compared to a net income of $7.9 million, corresponding to an Earnings per share (EPS), basic, of $1,439.93 for the same period of last year.

•

Adjusted net income was $5.5 million, corresponding to an Adjusted EPS, basic, of $5.24 for the three months ended March 31, 2026 compared to an Adjusted net income of $1.2 million corresponding to an Adjusted EPS, basic, of $101.88 for the same period of last year.

•

Adjusted EBITDA for the three months ended March 31, 2026 and 2025 amounted to $6.9 million and $3.0 million, respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

CEO Dr. Diamantis Andriotis commented:

The first quarter of 2026 marked a period of strong financial and operational performance for the Company, with adjusted net income increasing by 358% year-over-year to $5.5 million and adjusted EBITDA rising by 132% to $6.9 million. During the quarter, the Company generated revenues of $11.6 million and robust cash flow from operating activities of $9.3 million, resulting in a cash balance of $27 million, representing an 82% increase compared to year-end 2025.

Our fleet achieved average daily TCE rates of approximately $32,200 during the quarter, reflecting healthy market conditions across both the tanker and dry bulk sectors. More recently, spot market earnings have strengthened further, with our Aframax tanker currently earning $115,000 per day, while MR product tanker and Handysize dry bulk markets continue to generate attractive returns.

At the beginning of the second quarter, we took delivery of the first of two newly acquired product tankers, with the second vessel expected to be delivered in the third quarter of 2026. These additions further enhance and diversify our fleet profile while increasing our exposure to the tanker market. We also benefit from a flexible payment structure, under which the remaining acquisition costs for the recently acquired vessels are payable within one year from the respective acquisition agreements.

With no outstanding bank debt, we maintain significant financial flexibility as we continue to execute our growth strategy and position the Company to capitalize on favorable market conditions.

Conference Call details:

On May 18, 2026, at 10:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing dry bulk and crude oil seaborne transportation services. The Company currently owns five vessels, comprising three Handysize dry bulk carriers with a total capacity of 97,664 deadweight tons (dwt), an Aframax oil tanker with a cargo carrying capacity of 115,804 dwt and a product tanker with a cargo carrying capacity of 47,203 dwt, resulting in a fleet total capacity of 260,671 dwt. On a pro forma basis following the delivery of one additional MR product tanker, the Company’s fleet will consist of six vessels: three Handysize dry bulk carriers, one Aframax tanker, and two MR product tankers, with a total carrying capacity of approximately 311,431 dwt. C3is Inc.’s shares of Common Stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, outlook for our shipping sectors and vessel earnings, and our ability to maintain compliance with Nasdaq continued listing requirements, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs, port fees or other protectionist measures imposed by the United States, China or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the purchase price for our two product tankers, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden and the effective closure of the Persian Gulf, including the Strait of Hormuz, due to the conflict between Iran and the U.S. and Israel, accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the three-month periods ended March 31, 2025 and March 31, 2026.

FLEET DATA	Q1 2025	Q1 2026
Average number of vessels (1)	4.00	4.00
Period end number of owned vessels in fleet	4	4
Total calendar days for fleet (2)	360	360
Total voyage days for fleet (3)	360	322
Fleet utilization (4)	100.0%	89.4%
Total charter days for fleet (5)	247	225
Total spot market days for fleet (6)	113	97
Fleet operational utilization (7)	91.7%	85.0%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total number of days the vessels we operated were in our possession for the relevant period, net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before gain/(loss) on warrants and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, gain/(loss) on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)
	Q1 2025	Q1 2026
Net Income - Adjusted Net Income
Net income	7,916,841	3,200,286
(Less)/plus (gain)/loss on warrants	(6,866,761)	2,252,720
Plus share based compensation	113,628	30,944
Adjusted Net Income	1,163,708	5,483,950
Net Income - EBITDA
Net income	7,916,841	3,200,286
Plus interest and finance costs	330,545	1,852
Less interest income	(149,760)	(211,340)
Plus depreciation	1,625,471	1,625,471
EBITDA	9,723,097	4,616,269
Net Income - Adjusted EBITDA
Net income	7,916,841	3,200,286
(Less)/plus (gain)/loss on warrants	(6,866,761)	2,252,720
Plus share based compensation	113,628	30,944
Plus interest and finance costs	330,545	1,852
Less interest income	(149,760)	(211,340)
Plus depreciation	1,625,471	1,625,471
Adjusted EBITDA	2,969,964	6,899,933
EPS
Numerator
Net income	7,916,841	3,200,286
Less: Cumulative dividends on preferred shares	(187,500)	(187,500)
Less: Undistributed earnings allocated to non-vested shares	(236,149)	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(462,000)	(3,474,000)
Net income/(loss) attributable to common shareholders, basic	7,031,192	(461,214)
Denominator
Weighted average number of shares	4,883	347,967
EPS - Basic	1,439.93	(1.33)

Adjusted EPS
Numerator
Adjusted net income	1,163,708	5,483,950
Less: Cumulative dividends on preferred shares	(187,500)	(187,500)
Less: Undistributed earnings allocated to non-vested shares	(16,709)	(424)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(462,000)	(3,474,000)
Adjusted net income attributable to common shareholders, basic	497,499	1,822,026
Denominator
Weighted average number of shares	4,883	347,967
Adjusted EPS, Basic	101.88	5.24

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters) under which the vessels may be employed between the periods. TCE assists our investors to assess our financial performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)
	Q1 2025	Q1 2026
Voyage revenues	8,670,664	11,575,939
Voyage expenses	(2,837,998)	(1,216,306)
Time charter equivalent revenues	5,832,666	10,359,633
Total voyage days for fleet	360	322
Time charter equivalent rate	16,202	32,173

C3is Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in United States Dollars, except for number of shares)

	Q1 2025	Q1 2026
Revenues
Revenues	8,670,664	11,575,939

Total revenues	8,670,664	11,575,939

Expenses
Voyage expenses	2,729,019	1,069,672
Voyage expenses – related party	108,979	146,634
Vessels’ operating expenses	2,129,489	2,464,588
Vessels’ operating expenses – related party	32,500	30,000
Drydocking costs	—	46,136
Management fees – related party	158,400	158,400
General and administrative expenses	527,788	632,462
General and administrative expenses – related party	124,826	137,577
Depreciation	1,625,471	1,625,471

Total expenses	7,436,472	6,310,940

Income from operations	1,234,192	5,264,999

Other (expenses)/income
Interest and finance costs	(1,963)	(1,852)
Interest and finance costs – related party	(328,582)	—
Interest income	149,760	211,340
Foreign exchange loss	(3,327)	(21,481)
Gain/(loss) on warrants	6,866,761	(2,252,720)

Other income/(expenses), net	6,682,649	(2,064,713)

Net income	7,916,841	3,200,286

Earnings/(loss) per share (ii)
- Basic	1,439.93	(1.33)
- Diluted	412.68	(1.33)
Weighted average number of shares
- Basic	4,883	347,967
- Diluted	18,612	347,967

ii	The computation of earnings/(loss) per share gives retroactive effect to the reverse stock splits effected in April 2024, December 2024, April 2025, January 2026 and April 2026.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	March 31,
	2025	2026
Assets
Current assets
Cash and cash equivalents	616,640	2,280,300
Time deposits	14,323,999	24,984,027
Trade and other receivables	4,262,887	2,616,374
Other current assets	282,992	723,942
Inventories	1,312,062	916,093
Advances and prepayments	15,378	43,499
Operating lease right-of-use assets	24,751	7,853

Total current assets	20,838,709	31,572,088

Non current assets
Vessels, net	77,647,921	76,022,450

Total non current assets	77,647,921	76,022,450

Total assets	98,486,630	107,594,538

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	1,804,473	1,911,262
Payable to related parties	381,779	789,504
Accrued and other liabilities	911,201	914,982
Operating lease liabilities	24,751	7,853
Deferred income	235,651	86,305

Total current liabilities	3,357,855	3,709,906

Non current liabilities
Warrant liability	29,161	1,662,902

Total non current liabilities	29,161	1,662,902

Total liabilities	3,387,016	5,372,808

Commitments and contingencies
Stockholders’ equity
Capital stock	942	5,410
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	90,606,827	98,185,689
Retained earnings	4,485,845	4,024,631

Total stockholders’ equity	95,099,614	102,221,730

Total liabilities and stockholders’ equity	98,486,630	107,594,538

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	3M 2025	3M 2026
Cash flows from operating activities
Net income for the period	7,916,841	3,200,286
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,625,471	1,625,471
Share based compensation	113,628	30,944
Unrealized foreign exchange loss on time deposits	—	30,765
Unrealized (gain)/loss on warrants	(6,866,761)	2,252,720
Non-cash lease expense	15,872	16,898
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(280,860)	1,646,513
Other current assets	(649,692)	(440,950)
Inventories	(718,471)	395,969
Advances and prepayments	3,321	(28,121)
Increase/(decrease) in
Trade accounts payable	941,244	106,789
Changes in operating lease liabilities	(15,872)	(16,898)
Payable to related parties	1,334,487	603,559
Accrued liabilities	(43,286)	3,781
Deferred income	(81,431)	(149,346)

Net cash provided by operating activities	3,294,491	9,278,380

Cash flows from investing activities
Increase in bank time deposits	—	(18,914,792)
Maturity of bank time deposits	7,948,706	8,223,999

Net cash provided by/(used in) in investing activities	7,948,706	(10,690,793)

Cash flows from financing activities
Proceeds from equity offering	—	1,604,037
Stock issuance costs	—	(32,081)
Proceeds from exercise of warrants	—	1,887,451
Dividends paid on preferred shares	(191,667)	(383,334)

Net cash (used in)/provided by financing activities	(191,667)	3,076,073

Net increase in cash and cash equivalents	11,051,530	1,663,660
Cash and cash equivalents at beginning of period	4,640,343	616,640

Cash and cash equivalents at end of period	15,691,873	2,280,300